Filed by: Capstead Mortgage Corporation

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capstead Mortgage Corporation

Commission File No.: 001-08896

Transcript of Conference Call held by

Capstead Mortgage Corporation and Benefit Street Partners Realty Trust, Inc.

Monday, July 26, 2021, 8:30 a.m., Eastern Time

SPEAKERS:

•	Lindsey Crabbe, Director Investor Relations of Capstead
•	Phillip A. Reinsch, Chief Executive Officer of Capstead
•	Richard J. Byrne, President and Chief Executive Officer of BSP Realty Trust
•	Mike Comparato, Managing Director Head of Real Estate of BSP
•	Jerry Baglien, COO/CFO and Treasurer of BSPRT
•	Robert Spears, Chief Investment Officer of CMO

INVESTOR CALL TRANSCRIPT:

LINDSEY CRABBE:

Thank you, and good morning. I’m Lindsey Crabbe, Director of Investor Relations of Capstead, and I’d like to welcome you all to the joint investor conference call to discuss the merger between Capstead Mortgage and Benefit Street Partners Realty Trust.

With me today on the call is Phillip Reinsch, CEO of Capstead and Richard Byrne, President and CEO of BSP Realty Trust, both of whom will be leading the presentation; also joining us are Mike Comparato, Managing Director Head of Real Estate at BSP and Jerry Baglien, COO/CFO and Treasurer of BSPRT are also here with us today for the Q&A session.

This call is being recorded on Monday, July 26, 2021. Following today’s prepared remarks, there will be a brief Q&A session. An investor presentation detailing the merger is available under the investor relations tab on our website at www.capstead.com.

Before we get started, I want to remind you that remarks made during this conference call, and the related press and release and investor presentation, may include forward-looking statements. Forward-looking statements are based on the current beliefs and expectations of management, and actual results may be materially different because of a variety of risk and other factors. Such statements are typically associated with words such as “will,” “should,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or similar words or phrases. We caution investors not to rely unduly on forward-looking statements.

Each of Capstead and Benefit Street describe these risks and uncertainties in their respective annual reports on Form 10-K, quarterly reports on Form 10-Q, and in other filings they make from time to time with the Securities and Exchange Commission; and as it relates to the proposed transaction on page [2] of the investor presentation, all of which are available in the investor relations sections of each company’s website and on the SEC’s website at sec.gov. Except as it may be required by law, Capstead and Benefit Street will not update forward-looking statements and expressly disclaim any obligation to do so.

I’d also like to inform you that in connection with the proposed transaction, a registration statement for the transaction will be filed on Form S-4 with the SEC, which will include a proxy statement relating to the stockholders meeting of Capstead. The registration statement and proxy statement will contain important information about the transaction. Investors are urged to read these materials when they become available. With that, let me turn the call over to Phillip Reinsch, Phil?

PHILLIP A. REINSCH:

Thank you, Lindsey, and thanks everyone for joining us today. This morning we announced the very compelling combination of Benefit Street Partners Realty Trust and Capstead Mortgage Corporation to create Franklin BSP Realty Trust, which at closing will be the 4th largest commercial mortgage REIT with nearly $2 billion of pro forma equity.

I want to thank my Capstead team for joining me on this call. I also want to welcome Rich Byrne, CEO of BSPRT and his team and thank them for joining us on the call – both teams are really excited about today’s news and what it means for our stockholders.

Beginning with slide 3 of the presentation, I want to provide a high level overview of the transaction and the benefits to our Capstead stockholders and then I will turn the call over to Rich and his team to add additional details regarding the transaction and to discuss the go forward strategy, resources and capabilities of BSPRT and its external manager Benefit Street Partners, a Franklin Templeton company.

By way of a brief background, given current market conditions in the agency and BS space and the challenges and uncertainties around our long-term performance, our board concluded that a thorough strategic review was warranted to explore ways to maximize value for our stockholders.

This announcement, of course, is the culmination of that effort, and we could not be happier with this outcome. Why BSPRT? It became clear BSPRT and its team offered immediate value in the form of a very meaningful cash payment at closing and the opportunity to be invested in what was already a well-capitalized and well-respected middle market commercial mortgage originator with an excellent track record and strong sponsorship of asset managers Benefit Street Partners and Franklin Templeton.

We are confident that with its scale, its investment strategy, and with its strong sponsorship, the combined company is very well positioned in today’s environment to generate significant long-term value allowing our stockholders to benefit from the long-term upside of the combined company.

To that end, it is notable that the larger publicly traded peers in the commercial mortgage space typically trade at a premium to book value. While currently a publicly registered but non-listed REIT, as a result of this transaction, at closing BSPRT will change its name to Franklin BSP Realty Trust and will be listed on the New York Stock Exchange under the ticker symbol FBRT.

Another benefit of this transaction is BSPRT and Benefit Street Partners, with the backing of Franklin Templeton, are providing committed firepower and structural protections to support long-term stock performance, including a $100 million share repurchase program and a six-month lockup covering approximately 94% of BSPRT’s shares.

Lastly, it’s worth emphasizing this transaction provides Capstead with a world-class sponsorship opportunity with two leading asset management platforms, Benefit Street Partners and Franklin Templeton. Turning to slide four, I’d like to spend a minute on the compelling valuation of the deal for Capstead stockholders.

First, as this chart shows, this structure provides Capstead stockholders with shares of BSPRT stock based on a “book for book” exchange that will be finalized at closing. In our case, Capstead common stockholders receive BSPRT common stock equal to Capstead’s book value per share for each share of Capstead stock held, which, based on June 30 book values, would be worth $6.30 a share.

We view this exchange alone as very favorable because the combined company has an excellent opportunity to trade at levels well above book value as it establishes itself as a premier publicly traded commercial mortgage REIT with one of the larger capitalization levels in that space.

And, as Rich and his team will describe, there is potential upside in returns and dividends in future quarters. Perhaps even more important is the immediate cash payment at closing, which, if based on June 30 book values, would total $0.99 a share.

I want to note that approximately two thirds of the cash consideration is being funded by BSPRT’s manager rather than the balance sheet of BSPRT. While the final cash and share exchange will be calculated based on book values at a date nearer the closing date of the transaction, based on the most recent June 30 book values of Capstead and BSPRT, the transaction would provide Capstead common stockholders with an implied premium of 15% to Capstead’s book value and an implied premium of 20% to the closing price for Capstead’s common stock on July 23. Before turning the call over to Rich, I just want to reiterate how excited we are for this transaction and the value we believe it creates. Rich, it’s all yours.

RICHARD J. BYRNE:

Awesome. Thanks, Phil. I also want to say how excited we are, all of us here at Benefit Street Partners, to bring the companies together and really just focus on the incredible opportunity we see ahead of us with our middle market commercial mortgage strategy.

I’m going to start on slide 5 with some background on Benefit Street Partners Realty Trust (we keep referring to it as BSPRT), also the external manager, which is Benefit Street Partners, and the strong sponsorship of our parent company, which is Franklin.

BSPRT is a SEC-reporting, non-listed commercial mortgage REIT with over $3 billion in commercial real estate assets. Ninety-nine percent of our assets are senior loans and we have a strong focus on multifamily. Our shares are held by a combination of approximately 40% institutional investors and approximately 60% retail investors.

BSPRT is externally managed by Benefit Street Partners. We are a leading credit focused alternative asset manager and a subsidiary of Franklin Templeton. BSP has $32 billion in total assets under management and approximately 200 employees, of which half are investment professionals.

BSP, as we mentioned, is a wholly owned subsidiary of Franklin Resources. Franklin Resources is better known as Franklin Templeton— which services clients in over 165 countries, has over 70 years of investment experience, and $1.5 trillion in assets under management, actually even a little bit higher than that.

As I noted— following the close, BSP will continue in its role of external manager and will continue to deploy the combined assets of Franklin BSP Realty Trust. So with that, I’m going to move to slide six. This slide shows a lot of detail. It’s way too much detail to go through. I’d encourage you to read this separately.

But let me hit some of the key points. There are a few that I’d like to note. For the cash portion of the merger consideration, BSP as external manager and Franklin Templeton will fund approximately $75 million of the per-share cash payment at closing for Capstead shareholders. The final amount of the cash will be determined at the end of the month preceding closing by mechanics laid out in the merger agreement.

BSPRT will fund the remainder and will issue shares in exchange for each share of Capstead. Phil already covered some of this, but based on the June 30 book values, this would imply a post-transaction ownership split for the combined company of approximately 63% for BSPRT holders and 37% for existing Capstead shareholders.

At closing, BSPRT will assume Capstead’s outstanding debt and will exchange Capstead’s outstanding Series E Preferred Stock for newly issued BSPRT Preferred stock with the same terms. On the governance front, we are really looking forward to welcoming three of Capstead’s independent directors, who will be selected to join the BSPRT board.

As for the path to close and timing, the transaction is subject to Capstead stockholder approval and other customary closing conditions and we are targeting closing in the fourth quarter of this year. Turning to slide seven, you’ve already heard that following the transaction, BSPRT will become the fourth largest publicly traded commercial mortgage REIT.

I just wanted to put that in perspective for you by illustrating on this line how gaining approximately $900 million of equity would escalate BSPRT from the ninth largest commercial mortgage REIT with $1 billion of equity previously to the fourth largest with $1.9.

But more importantly, moving to slide eight, I want to talk a little bit about, you know, some of the key benefits of this transaction for Capstead shareholders. Then we’ll talk about the benefits for BSPRT shareholders. But for Capstead shareholders— this will be a dramatic change from Capstead’s agency ARM-focused strategy.

Following the close of the transaction, the combined company will redirect Capstead’s capital into commercial real estate lending following the strategy that we have been deploying successfully at BSPRT for many, many years. This change in strategy will allow Capstead’s stockholders to benefit from the transition to a leading commercial mortgage REIT with a diversified, largely adjustable-rate credit strategy that has been generating for us a 10%-plus return on equity and that we believe has significant long-term growth potential.

As Phil noted earlier, many of the larger commercial mortgage REITs traded above book value and the combined company, in our view, has a great opportunity to do this as well. Additionally, most of BSPRT’s debt funding is through non-recourse, non-mark-to-market securitization structures, which, during periods of market stress, you know, just like the stress we experienced during COVID-19, can result in less volatility— less balance sheet stress, lower earnings volatility, and the ability to take advantage of market dislocations.

Finally, on this slide I want to highlight the significant stock support that is part of this deal. BSP and Franklin Templeton have agreed to contribute up to $35 million as part of a $100 million share buyback plan that will take affect after the transaction closes to support the combined company’s stock if it falls below book value per share.

And as noted before, 94% of BSPRT’s existing shares will be effectively locked up for six months before those stockholders can access the newly created liquidity from becoming publicly listed. So now just moving to the next slide, this transaction is not only highly beneficial for Capstead stockholders but also for BSPRT stockholders. We truly think it’s a win-win.

The merger provides, first of all, BSPRT with immediate scale, adding over $900 million of total equity, which nearly doubles our total equity base. This will accelerate our ability to originate new commercial real estate loans and grow assets. As our shareholders have heard us talk about on our numerous earnings calls, our high-class biggest negative has been our origination capabilities have far exceeded our equity base.

So now that we have Capstead’s high quality, liquid and short duration investment portfolio, we can redeploy these assets over time into more attractive, high-return investments— directly originated our firm. And we have a very large backlog of very attractive origination opportunities that we look forward to accelerating as we transition out of Capstead’s existing ARM portfolio.

The other focus that we’ve typically talked about on our earnings calls is the path to liquidity. Many of our investors have talked to us about, you know, creating a liquidity event, and this transaction certainly does that. This will result in a public listing of the combined company on the New York Stock Exchange. This will ultimately dramatically increase the liquidity for our existing BSPRT stockholders and, importantly, will create a currency that will allow us to pursue growth opportunities.

It not only will add liquidity, but it’ll obviously also add substantially to the size of the float. I just want to turn maybe now to the next section— just to give you a little bit of an overview— on our investment strategy. While BSPRT is indeed a public REIT, we file publicly, it is non-listed. And we know that so many of you may not be familiar with us or with BSP, so maybe this would be a good opportunity now to give you guys a little more background on our firm.

As I noted earlier on slide 11, BSPRT is a commercial mortgage REIT that originates, acquires, and manages a diversified portfolio of commercial real estate debt secured by properties located in the United States. Ninety-nine percent of our loans are senior secured mortgage loans.

BSPRT has approximately $3.6 billion of assets under management and total equity of a billion. Additionally, looking at our March financials— you can see BSPRT had 2.4 times debt/equity leverage ratio, very low for our peer group, and-- a high GAAP— and distributable ROE of-- 12.5% and 11.5% respectively.

I should note our dividend policy has historically been designed to distribute virtually all of our return on equity. Thus, we are targeting a double-digit dividend yield going forward. On the next slide though— we have typically been asked to sort of summarize our story on what are some of the key differentiators of BSPRT.

We’ve laid out what we think are the key points here. The rest of this presentation I’m going to turn over to Mike Comparato and Jerry Baglien. They’re going to go over these six points in greater detail. We’ll open up the Q&A after that.

But let me just hit-- briefly on, you know, some of the themes here. First, we talked about the strong sponsorship of Franklin and Benefit Street Partners. We haven’t talked about— Mike will do that for you-- our strong, large, and very capable commercial real estate lending team.

We also want to talk to you about our portfolio and what we think is a fairly unique— strategy that’s yielded terrific results for us of focusing on really the core middle market sector of-- commercial real estate lending. This has resulted in some of the most attractive NIM spreads in our industry, certainly as compared to our comparable companies, which has enabled us to use less leverage to generate as high or higher dividend yields to virtually all of our competitors.

We have a very conservative balance sheet. And lastly, Jerry will tell you about our credit losses, which I’ll give you the sneak preview. In all the years since we’ve started running BSPRT, which is coming on five years now, we have had a total of zero losses across the portfolio.

With that— and to go through the six points in much greater detail— I’d like to introduce now Mike Comparato. Mike’s the head of our real estate group— and he leads the team that manages— our business and has done so successfully. So it’s with great pleasure, Mike, that I turn things over to you.

MIKE COMPARATO:

Thanks, Rich. Good morning, everybody, and thank you for joining us today. I’m going to start with slide 13. As Rich just noted, BSPRT has extremely strong sponsorship with a cohesive and experienced management team. This is a team with extensive origination, underwriting, and asset management capabilities and a substantial network of relationships with both brokers and borrowers which drives proprietary deal flow and a large pipeline of investment opportunities.

BSPRT’s senior management team and approximately 60 employees bring significant real estate experience in a variety of function areas including loan originations, underwriting and credit, asset management, as well as finance, capital markets, operations, legal, and compliance. BSPRT has it all covered.

Moving on to slide 14 and BSPRT’s portfolio, we have created a diversified, very granular portfolio of approximately $3 billion of primarily senior floating-rate loans. As you can see, our portfolio is compromised almost entirely of senior loans, totaling 140, with an average size of approximately $22 million. We do have six mezzanine loans with average size of approximately $3 million.

As we’ve noted, we have a focus on multifamily, comprising approximately 50% of our portfolio, but we have well-balanced exposure to a range of other sectors as well (although have limited exposure to hospitality and even less exposure to retail).

Moving on to slide 15, as a result of our team’s deep experience in real estate credit, we have developed a differentiated strategy. When compared to our peers, our investment strategy for BSPRT stands out for a number of reasons. Our focus is on middle market commercial real estate mortgages, which as a result creates attractive and risk-adjusted returns for our stockholders.

Within this sector, we seek light-touch, value, and transitional opportunities. We estimate this represents an opportunity of several billion dollars per year in annual loan demand. It’s a sector that is less competitive and more fragmented than the large loan market. It also provides opportunities for additional structural and credit protections unavailable in the large loan market.

Importantly, the middle market tends to offer opportunities that have higher yields while maintaining reasonable loan-to-values. Within the middle market, we’ve established a focus in multifamily, with over half of BSPRT’s portfolio backed by properties in this segment. It is a very attractive place to be with strong loan demand, attractive yields, and excellent credit performance.

In order to be successful in the middle market, you have to be able to originate loans, and we have assembled a robust origination team. We have a strong track record in this space, and we have built this group to be able to support a much larger volume of loans. With this skill set and capacity, we are confident in our ability to effectively redeploy capital as we shift away from Capstead’s historical residential focus.

And with our conduit business, we are able to more efficiently source deals in a stabilized segment of the market, while enhancing ROE with limited credit exposure through the gain on sale model. And with that, I’m going to hand it over to Jerry Baglien, who is our CFO and COO. Jerry?

JERRY BAGLIEN:

Great. Thanks, Mike. Before I dive into slide 16, I want to mention to everyone that BSPRT is an SEC-reporting company. So we’re public, but not listed. Our financials are available through the SEC’s website on SEC.gov. I’d like to begin slide 16 by highlighting just how attractive BSPRT’s net interest margin and leverage are in the market.

Despite our low exposure to mezzanine debt, BSPRT has been able to generate the highest net interest margin spread out of the peers. As you can see from the chart on the left, as of the end of the first quarter, BSPRT achieved a 3.6% net interest margin spread, which is approximately 1% greater than the average of its peers.

Turning to slide 17, you can see that we have a very strong and flexible balance sheet with significant liquidity totaling approximately $1.4 billion of commitments from seven distinct lenders. We take a conservative approach to leverage. Over the last eight quarters our debt to equity has averaged 2.3x, with a maximum of 2.71x in the first quarter of 2020.

We have a long-term match-fund. We have long-term match funding through the issuance of our CLOs. Those are non-recourse, and non-mark-to-market, which reduce our earnings volatility. In the first quarter of 2021, we closed our latest CLO, a $700 million deal, FL6, which included 2.5 years reinvestment.

On Slide 18, you can get a little color on our credit-focused culture. The BSP team has deep real estate credit experience across asset management and loan workouts. We also leverage our relationship with Situs, a third-party vendor we use for administrative services. We do not take a passive approach. We are proactive and seek to identify potential issues early.

Part of that is performing a loan-by-loan review of our portfolio on a quarterly basis. The result of our disciplined and conservative approach is clear. We have a strong-performing portfolio with 146 loans, having an average risk rating of 2.2. And lastly, as Rich mentioned previously, across the $7 billion of loans we have originated to date, we have realized zero losses. With that, I would like to turn it back over to Rich for some closing thoughts.

RICHARD J. BYRNE:

Great. Thanks, Jerry. Before taking your questions, I just want to reiterate one more time how excited we are about this opportunity. This is indeed a transformative transaction for both of our companies as we come together to create Franklin BSP Realty Trust, and we are very confident in our path ahead to create significant long-term value for all of our stockholders.

We’re going to turn it over to Q&A in a second. I just want to also underscore that either anything we don’t get to or anything you’d like to talk to us about separately, we’ve always prided ourselves on making ourselves available and providing transparency. So, please, I’d encourage you to reach out separately if any of you have any questions. But with that, let me turn it back to you, Keith— so you can open the line up any questions.

OPERATOR:

Thank you. At this time, we will begin a question-and-answer question. To pose a question, you may press star, then one on your touch-tone phone. If you are using a speakerphone, please just cover your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble the roster. And the first question comes from Steve DeLaney with JMP Securities.

STEVEN DELANEY:

Good morning, everyone, and congratulations to-- both parties on this creative solution. So, Phil, starting with Capstead (1985 to 2021) I’d say 36 years is a heck of a run, and I applaud the board for addressing sort of the current realities, the different market you’re facing now with hybrid ARMs, and coming up with this solution for the benefit of your shareholders.

Specifically, you laid out a very detailed explanation of the benefits to Capstead. Should we expect that in the third quarter the board would plan to declare a cash dividend in roughly the same magnitude as they have in the prior two quarters of 2021? Thank you.

PHILLIP A. REINSCH:

Thanks, Steve. Thanks for those kind words, too. The merger agreement we negotiated has a constraint on paying out dividends beyond core earnings for the third quarter and for the sub period to October, we hope, for the closing of the transaction. So that’s going to have to be a decision that the board makes on the relative merits of paying the dividend versus just rolling it into the cash proceed calculations.

STEVEN DELANEY:

Okay, got it. So may just end up as part of the closing process. Okay, thank you. Thank you for that. And, Robert, then turning to you-- anything that as you sit here today and, you know, the end game has changed, is there anything different that you’re going to do with respect to risk management in order to protect EV, you know, going over the next several months? And once you get past the closing, how long do you expect it would take to liquidate the ARM portfolio so that the commercial real estate lending team could deploy those proceeds?

ROBERT SPEARS:

I think in the short period of time, it’s going to be business as usual. And then— and after the closing, I think, Benefit Street can answer that better than I can, but we have the ability to deploy the capital over time. I mean, if you just look at loans, it’s close to $300 million a month.

And so you could get there, in a reasonable amount of time, right? Just look at staying on top of that. But that obviously should expedite the process. But I think Benefit Street will have a good plan once the time comes and after the deal closes. But in the immediate time frame, we’re just going to run our book-business as usual and go from there.

RICHARD J. BYRNE:

Hey Steve. This is Rich. Just to add, maybe Mike Comparato can comment a little bit on our backlog. As we mentioned, you know, our team has really been killing it as far as generating— you know, a strong backlog. So maybe we can talk about, you know, how we’re expecting to redeploy the capital.

MIKE COMPARATO:

Yeah. Thanks, Rich. So as Rich mentioned our pipeline has been very strong over the past several quarters. We were incredibly active in 2020 when a lot of our competitors were sitting on the sidelines through COVID. And I think that builds a great pipeline going forward.

So you know, I think the prospects for reinvesting the capital are very strong. You know, we’re not going to rush into— swapping out the portfolio faster that need be. So we will— we will let it come naturally. But I think it’s achievable you know, within an 18-month period, give or take six months in either direction depending on, you know, deal flow and market conditions.

STEVEN DELANEY:

Thanks, Mike. And Rich, I know this has been an end game for you for some time talking with you over the last year or two. Thanks for holding the call this morning and sharing your thoughts. And we look forward to covering the new combined company going forward. Thank you.

OPERATOR:

Thank you. As there are no more questions, I would like to return the floor to Lindsey Crabbe for any closing comments.

LINDSEY CRABBE:

Thank you for joining us today. If you have any further questions, please reach out to us via phone or email. Our contact information can be found at the end of today’s press release. Thank you.

OPERATOR:

Thank you. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

[END OF TRANSCRIPT]

Important Additional Information and Where to Find It

In connection with the proposed merger (“Merger”) between Capstead Mortgage Corporation (“Capstead”) and Benefit Street Partners Realty Trust, Inc. (“BSPRT”), BSPRT will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of BSPRT and a proxy statement of Capstead. Capstead and BSPRT also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of Capstead for their consideration. The definitive proxy statement/prospectus will be sent to the stockholders of Capstead, and will contain important information regarding the proposed Merger and related matters. This communication is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that Capstead or BSPRT may file with the SEC or send to their respective stockholders in connection with the Merger. STOCKHOLDERS OF CAPSTEAD AND BSPRT ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAPSTEAD, BSPRT, THE PROPOSED MERGER, AND RELATED MATTERS. Stockholders of Capstead and BSPRT may obtain free copies of the registration statement, the proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Capstead or BSPRT (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Capstead will be made available free of charge on Capstead’s website at http://www.capstead.com/investor-relations/financial-reports/sec-filings. Copies of documents filed with the SEC by BSPRT will be made available free of charge on BSPRT’s website at http://bsprealtytrust.com/investorrelations.

Participants in the Solicitation Relating to the Merger

Capstead, BSPRT, and their respective directors and executive officers, and certain other affiliates of Capstead or BSPRT may be deemed to be “participants” in the solicitation of proxies from the stockholders of Capstead and BSPRT in connection with the proposed Merger. Information regarding Capstead and its directors and executive officers and their ownership of common stock of Capstead can be found in Capstead’s annual report on Form 10-K for the fiscal year ended December 31, 2020 and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 1, 2021. Information regarding BSPRT and its directors and executive officers and their ownership of common stock of BSPRT can be found in BSPRT’s annual report on Form 10-K for the fiscal year ended December 31, 2020 and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 8, 2021. Additional information regarding the interests of such participants in the Merger will be included in the proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

No Offer or Solicitation

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Such forward-looking statements include or may relate to statements about the benefits of the proposed merger involving Capstead and BSPRT and statements that address operating performance, events or developments that Capstead expects or anticipates will occur in the future, including but not limited to statements regarding future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance changes, changes to outstanding structure of Capstead’s capital stock, creation of value for stockholders, operation and implementation of share repurchase programs, benefits of the proposed merger to customers, stockholders and other constituents of the combined company, the integration of Capstead and BSPRT, the expected GAAP book value per share of Capstead, cost savings and the expected timetable for completing the proposed merger, and other non-historical statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Capstead can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Capstead’s expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to satisfy the conditions to the consummation of the proposed merger, including the approval of the stockholders of Capstead; fluctuations in the adjusted book value per share of both Capstead and BSPRT; risks related to the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of Capstead and BSPRT and the industries in which they operate; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of Capstead and BSPRT; and other factors, including those set forth in the section entitled “Risk Factors” in BSPRT’s and Capstead’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by BSPRT and Capstead with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither Capstead nor BSPRT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.